Exhibit 4.37

*CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

DATED 11 June 2001

KS BIOMEDIX HOLDINGS PLC (1)

and

BABRAHAM BIOSCIENCE TECHNOLOGIES LIMITED (2)

and

EVER 1484 LIMITED (3)

SHAREHOLDERS’ AGREEMENT

THIS AGREEMENT is made the 11th day of June 2001

BETWEEN:

1.	KS BIOMEDIX HOLDINGS PLC (registered in England no. 03006674) whose registered office is at 42-46 High Street, Esher, Surrey, KT10 9QY (“KSB”);

2.	BABRAHAM BIOSCIENCE TECHNOLOGIES LIMITED (registered in England no. 3241492), whose registered office is at Babraham Hall, Babraham, Cambridge, CB2 4AT (“BBT”); and

3.	EVER 1484 LIMITED (to be called “Discerna Limited”) a company incorporated in England (no. 4144764) whose registered office is at Cloth Hall Court, Infirmary Street, Leeds LS1 2JB (in the process of being changed to Babraham Hall, Babraham, Cambridge CB2 4AT) (the “Company”).

WHEREAS:

(A)	The Company is a company limited by shares incorporated in England under the Companies Act 1985 with registered number 4144764. Information concerning the Company is set out in Schedule 1.

(B)	KSB and BBT each hold one share in the Company.

(C)	KSB and BBT have each agreed to subscribe for shares in the Company and conduct the affairs of the Company as set out in this Agreement.

NOW IT IS HEREBY AGREED by and between the parties hereto as follows:

1.	DEFINITIONS

1.1	In this Agreement, including the Recitals and the Schedules, the following terms shall have the following meanings, unless the context otherwise requires:

“A Director”	means a director appointed by the holder of the A Shares in accordance with the Articles of Association;

“A Shares”	means the A preferred ordinary shares of 10 pence each in the capital of the Company having the rights and restrictions attached to such shares by the Articles of Association;

“Articles of Association”	means the Articles of Association of the Company in the Agreed Form or as amended from time to time in accordance with this Agreement;

“Associate”	means in relation to a party, any person who directly or indirectly controls, is controlled by or is under common control with that party;

“Babraham Group”

means BBT, BI, and any Associate of BBT or BI, whose principal place of business is situate at the campus of buildings at Babraham Hall, Babraham, Cambridge (but excluding, for the avoidance of doubt, BBSRC) and “Babraham Group Member” shall mean any such entity;

“BBSRC”	means the Biotechnology and Biological Sciences Research Council;

“BI”	means the Babraham Institute, a company limited by guarantee and registered in England (No. 3011737);

“BI IP”	means the BI IP as defined in the IP Transfer Agreement;

“B Director”	means a director appointed by the holder of the B Shares in accordance with the Articles of Association;

“Board”	means the board of directors of the Company from time to time;

“B Shares”	means the B ordinary shares of 10 pence each in the capital of the Company having the rights and restrictions attached to such shares by the Articles of Association;

“Budget”

means the annual budget of the Company for the First Year in the Agreed Form or such other Budget for any financial year of the Company as may be prepared and agreed in accordance with Clause 7 or amended in accordance with Clause 6.4 or otherwise agreed by KSB and BBT, in each case adopted in accordance with Clause 5.l(d);

“Business”	means the business of the Company as described in Clause 3.1;

“Business Day”	means a day other than a Saturday or a Sunday or a bank or other public holiday in England;

“Confidential Information”

in relation to a party, means all information, Know-how and techniques relating to: (i) all or any part of the business from time to time carried on by that party; (ii) any Intellectual Property, or Materials of that party or in the possession or control of that party; (iii) products created or developed by that party (iv) any services rendered by that party to another party or any third party; (v) any formulae, designs, specifications, drawings, data, manuals or instructions in the possession of that party; (vi) any computer programs and all software in the possession or control of that party; (vii) the operations, management, administration or financial affairs of that party (including any business plans or forecasts, information relating to future business development or planning or information relating to litigation or legal advice); and (viii) the sale and marketing of any of the products manufactured and/or sold or services rendered by that party, including all customer lists and names, sales and marketing information;

“Effective Date”	means the date of this Agreement;

“Employee Option Scheme”	the employee share option scheme agreed pursuant to Clause 3.3 and adopted pursuant to Clause 5.1(r);

“Employment Agreement”	means the letter agreement between the Company and Dr. He relating to his employment by the Company in the Agreed Form;

“Encumbrance”

means any security agreement or arrangement including, without limitation, any interest or equity of any person (including without limitation any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention, letter of inhibition, standard security or floating charge;

“Facilities Agreement”	means the agreement between the Company and BBT for the provision of certain facilities in the Agreed Form;

“Field”	means the development and exploitation of the Technology;

“First Year”	means the first year of this Agreement, commencing on the Effective Date and ending on 31st May 2002;

“First Year Milestones”	means the First Year Milestones as set out in the Science Plan;

“Initial Term”	means the First Year and the Second Year or such longer period as KSB and BBT agree pursuant to Clause 6.4;

“IP Assignment Notice”	means a notice served by BI in accordance with Clause 9.1 of the IP Transfer Agreement, requiring the Company to transfer the BI IP to BI;

“IP Transfer Agreement”	means the agreement between the Company and BI relating to the transfer of the BI IP in the Agreed Form;

“Intellectual Property”

means all Patents, claims in Patents, trade marks and trade names, service marks, registered designs, applications for any of the foregoing and the right to apply for any of the foregoing in any part of the world, copyright design right, inventions, confidential information (including without limitation Know-how) and any other similar right situated in any country in the world;

“Know-How”

means all information not in the public domain of whatsoever nature, including ideas, discoveries, inventions, data, formulae, techniques, procedures for experiments and tests, designs, sketches, records, biological materials and confidential analyses and interpretations of information which is in the public domain;

“KSB’s Solicitors”	means Covington & Burling Registered Foreign Lawyers and Solicitors—London, Leconfield House, Curzon Street, London, W1J 5HY,

“Materials”

means all materials including any nucleotide sequence (including DNA or RNA sequence), gene, vector or construct (including plasmids or viruses), micro-organisms, cell lines and other organisms transformed with vectors, proteins, (including recombinant protein products, alleles, variants, derivatives, peptides and aminoacid sequences) and any other chemical and biological materials, and all laboratory note books, documents, drawings or other media including computer based information;

“Ordinary Shares”	means the ordinary shares of 10 pence each in the capital of the Company having the rights and restrictions attached to such shares by the Articles of Association;

“Other Agreements”	means each of and together the Facilities Agreement, IP Transfer Agreement (and the assignments entered into pursuant to such agreement) and Services Agreement;

“Outline Budget”	means the outline budget of the Company for the Second Year in the agreed form;

“Patents”

means all patents or letters patent, claims in any patent and applications for the same and the right to apply for the same in any part of the world including, without limitation, all reissues, extensions, substitutions, confirmations, registrations, revalidations, additions, continuations in part and divisions thereof;

“Quarter”

means each three (3) calendar month period in any year of the Initial Term ending on 31st August, 30th November, 28th February (or 29th February in any leap year) and 31st May in each year and “Quarterly” has a corresponding meaning;

“Science Plan”

means the plan of work, time lines and milestones for the Company to deliver three Libraries (as defined in the Services Agreement) to KSB in the Agreed Form as the same may be amended from time to time in accordance with Clause 6.4 or as otherwise agreed by KSB and BBT in each case as adopted pursuant to Clause 5.1(d);

“Second Year”	means the second year of this Agreement, commencing on 1st June 2002 and ending on 3 1st May 2003;

“Services Agreement”

means the agreement between KSB and the Company in the Agreed Form relating to the provision by KSB of management services to the Company, the provision by the Company to KSB of technical services and the rights in respect of Intellectual Property relating to such technical services;

“Settlement Agreement”	means an agreement dated 24 February 2000 between BBSRC and BI;

“Shares”	means the A Shares, the B Shares, the Ordinary Shares and any other shares in the share capital of the Company from time to time issued:

“Technology”	means the Ribosome Display Technology and Protein/Protein Interaction Technologies transferred to the Company by the IP Transfer Agreement; and

“Warranties”	means the warranties set out in Clause 21.1.

1.2	In this Agreement, unless the context otherwise requires:

(a)	references to “this Agreement” shall mean this Agreement and any and all Schedules to it as may be varied from time to time in accordance with its provisions;

(b)	all references to a particular Clause, Schedule or paragraph shall be a reference to that Clause, Schedule or paragraph in or to this Agreement;

(c)	words denoting the singular shall include the plural and vice versa; words denoting a gender shall include all genders and references to persons shall include corporations and firms;

(d)	headings are for convenience only and shall be ignored in interpreting this Agreement;

(e)	words denoting persons shall include any individual, partnership, company, corporation, joint venture, trust, association, organisation or other entity, in each case whether or not having separate legal personality;

(f)	the words “include” or “including” are to be construed without limitation to the generality of the foregoing;

(g)	a person shall be regarded as in control of another person if it owns directly or indirectly more than 40% (forty per cent) of the voting stock or other ownership or income interest of the other person or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of any other person by any means whatsoever;

(h)	any reference to a statute shall include any statutory modification, extension or re-enactment of that statute;

(i)	any reference to “writing” or any cognate expression includes a reference to any communication effected by facsimile transmission or similar means; and

(j)	where a document is expressed to be in the Agreed Form it means in the form initialed by or on behalf of the parties and a list of documents in the Agreed Form is set out in Schedule 2.

2.	COMPLETION

2.1	Completion shall take place at the offices of KSB’s Solicitors or such other place as the parties may agree immediately following the execution of this Agreement when the parties shall procure that all the events set out in this Clause 2 shall take place.

2.2	KSB and BBT shall procure that such meetings of the Company and the board of directors are held as may be necessary to:

(i)	modify the existing share capital and increase the authorized share capital of the Company such that the share capital of the Company comprises 45,000 A Shares, 45,000 B Shares and 10,000 Ordinary Shares including the conversion of one of the two existing issued shares into 10 A Shares and the other into 10 B Shares;

(ii)	adopt the Articles of Association;

(iii)	change the name of the Company to Discerna Limited;

(iv)	on receipt of a notice of appointment in the Agreed Form signed by KSB appoint Ian Miscampbell and Sally Waterman as A Directors and on receipt of a notice of appointment in the Agreed Form signed by BBT appoint Kenny Lang and David Hardman as B Directors;

(v)	appoint BDO Stoy Hayward as the auditors of the Company;

(vi)	appoint Barclays Bank plc as the bankers to the Company and approve a bank mandate for such account requiring all transactions to be signed by Ian Miscampbell or Steven Powell or in relation to transactions exceeding £2,500 both such signatories;

(vii)	resolve that the Company’s financial year shall end on 31 May in each year;

(viii)	approve the execution by the Company of this Agreement, the IP Transfer Agreement, the Facilities Agreement, the Services Agreement and the Employment Agreement;

(ix)	adopt the Budget as the Company’s budget for the First Year; and

(x)	approve the Science Plan .

2.3	KSB shall subscribe unconditionally for 22,490 A Shares at a price per share of * (being * nominal and * premium) representing an aggregate subscription price of £380,081 and the Company shall allot such shares to KSB credited as paid up as to * per share against receipt by the Company of * (such sum to include the par value of the subscriber share transferred to KSB subject to an undertaking to pay the Company *. KSB shall pay the outstanding subscription monies as follows:

(a)	as to *, on or before 1 September 2001 and on receipt of such payment each A Share allotted pursuant to Clause 2.3 shall be credited as paid up as to *;

(b)	as to *, on or before 1 December 2001 and on receipt of such payment each A Share allotted pursuant to Clause 2.3 shall be credited as paid up as to *;

(c)	as to *, on or before 1 March 2002 and on receipt of such payment each A Share allotted pursuant to Clause 2.3 shall be credited as paid up in full.

2.4	BBT shall subscribe unconditionally for 44,990 B Shares at a price per share of * (being the par value of such shares) and the Company shall allot such shares to BBT credited as fully paid against receipt by the Company of * (such sum to include the par value of the * ordinary share allotted to BBT).

2.5	Each of BBT and KSB shall execute each of the following agreements to which it is a party and shall procure that the Company shall execute each of the following agreements to which it is a party:

(a)	the IP Transfer Agreement and the Patent Assignment and Know-how Assignment referred to therein;

(b)	the Facilities Agreement;

(c)	the Services Agreement; and

(d)	the Employment Agreement.

2.6	Execution by Dr. He of the Employment Agreement and execution of the IP Transfer Agreement by BI are condition precedents to the performance of Clauses 2.3 and 2.4 of this Agreement.

2.7	The Company shall enter the names of KSB and BBT in the register of members of the Company as the holders of the A Shares and B Shares allotted to them and issue share certificates to KSB and BBT in respect of such shares.

2.8	If all the provisions of this Clause 2 are not complied with in full on the date of this Agreement, KSB and BBT may jointly elect to:

(a)	defer completion to such later date as they may agree in which event the provisions of this Clause 2 shall apply to such later date;

(b)	or complete so far as practicable but without prejudice to their respective rights under this Agreement.

Failing such election either KSB or BBT may elect to rescind this Agreement.

3.	BUSINESS OF THE COMPANY

3.1	The business of the Company shall, unless KSB and BBT otherwise agree, be confined to the development and exploitation of the Technology.

3.2	The parties shall use their reasonable endeavors to ensure that all work effected by the Company will be planned, performed, monitored, recorded, archived, documented and reported in accordance the Science Plan and otherwise to the standard reasonably required in respect of work of such type and nature and all applicable laws and regulations.

3.3	The parties shall as soon as reasonably practicable after the Effective Date negotiate in good faith the terms of an employee share option scheme and a business plan for the Company and shall procure that the same is adopted by the Company.

4.	DIRECTORS AND MANAGEMENT

4.1	The board of directors of the Company shall have responsibility for the supervision and management of the Company and its business. KSB and BBT acknowledge that the Company will seek to appoint a Business Development Manager as soon as reasonably practicable following the Effective Date. Subject to the supervision and direction of the Board, the Business Development Manager shall be responsible for the day to day management of the Business.

4.2	The board of directors shall consist of no less than two directors with at least one A Director and one B Director.

4.3	KSB and BBT shall use their reasonable endeavors to appoint an independent non-executive director who shall act as the chairman of the Company. Pending such appointment or at any time that such position is vacant, the post of chairman shall be held at alternate meetings by a director appointed by KSB or BBT in rotation. The chairman shall not have a casting vote.

4.4	KSB and BBT as holders of A Shares and B Shares respectively may each appoint two directors and remove and replace any director so appointed in accordance with the Articles of Association.

4.5	The party removing the director shall indemnify the Company against any claim arising in connection with that director’s removal from office, other than, after the Initial Term, any directors fees and expenses properly and reasonably incurred which, but for such removal, would have been paid by the Company.

4.6	KSB and BBT shall procure that meetings of the directors are convened and held at least once every month. The Company Secretary will ensure that a written agenda for each meeting specifying the matters to be raised at the meeting and all papers to be considered at the meeting is sent not less than five days before the date of the meeting to all directors (and their alternates) entitled to receive notice of the meeting.

4.7	No resolution may be passed at a directors’ meeting unless at least a majority of the directors present, including at least one A Director and one B Director, vote in favor thereof and at all meetings of the directors and committees of the directors, the A Directors present and the B Directors present shall each be entitled to cast such number of votes as is required to defeat the resolution.

4.8	Each of KSB and BBT shall ensure that any meeting of the Board or any committee of the Board and every general meeting has the necessary quorum throughout.

4.9	During the Initial Term each of KSB and BBT shall be responsible for the fees and expenses of the directors nominated by it and the Company shall not pay any fees to the A Directors or the B Directors.

5.	MAJOR MATTERS

5.1	KSB and BBT shall procure that the Company shall not (whether by resolution of the Company in general meeting or of the Board) without the prior approval by the affirmative vote or consent in writing of each of KSB and BBT (which consent may be given in writing on its behalf by any of the Directors appointed by it):

(a)	except as contemplated by Clause 2 or Clause 6.3, create or issue or allot any Shares, or grant or agree to grant any option over shares (whether pursuant to a share option scheme or otherwise) or uncalled capital of the Company or issue any obligations convertible into shares or alter or abrogate any class or any other rights of any Shares other than pursuant to the Employee Option Scheme;

(b)	alter its name, or effect any material change in the nature of its Business or the manner in which it conducts such Business or any material deviation from the Science Plan or any business plan adopted by the Company;

(c)	alter its Memorandum or the Articles of Association or the rights attaching to any of its Shares or re-organize, consolidate, sub-divide or convert any of its Shares;

(d)	adopt or amend any Budget or business plan or the Science Plan;

(e)	save as may be provided by any of the Other Agreements create, extend or alter any Encumbrance on or over the whole or any part of its undertaking, property or assets (other than liens arising by operation of law in the ordinary course of business);

(f)	acquire or agree to acquire any asset the funding of which is or is to be secured by a guarantee, indemnity or other form of surety from any shareholder;

(g)	determine the price at which any Share is to be transferred to any third party under Article 18.3 of the Articles of Association;

(h)	approve the balance sheet and profit and loss account or any other account of the Company;

(i)	give any guarantees or indemnities of or as to or in respect of the obligations or liabilities of any other person, firm, company or entity;

(j)	(other than on the advice to the Board of an independent licensed insolvency practitioner or as required under Clauses 6.1,6.8, 12.2(ii), or 13.5) commence any proceeding relating to a winding up action, liquidation or reorganization of the Company; or

(k)	enter into discussions with any third party relating to the sale or merger of the Company or the Business with any other entity;

(l)	the lending of any monies (otherwise than by way of deposit with a bank or other institution the normal business of which includes the acceptance of deposits or for the purposes of the Employee Option Scheme);

(m)	except as contemplated by Clause 2, increase, reduce or purchase its share capital or reduce any capital redemption fund or share premium account in any manner;

(n)	declare or distribute any dividends or make any other payment out of its distributable profits;

(o)	change its auditors or the accounting reference date;

(p)	open or close any bank account or amend any mandate given to the Company’s bank accounts other than by the substitution of any person nominated as a signatory by the party entitled to make such nomination;

(q)	vary or give any consent in relation to any agreement in which any of the members are interested (other than as a shareholder in the Company);

(r)	approve or adopt any employee share scheme, profit sharing, bonus or other scheme for the benefit of officers or employees of the Company or vary any such scheme;

(s)	except as provided in Clause 2.2 or in relation to the appointment or removal of A Directors and B Directors in accordance with the Articles of Association, appoint or remove any director or appoint or remove any Chairman of the Board;

(t)	enter into any arrangement, contract or transaction outside the normal course of its Business or otherwise on arm’s length terms;

(u)	incorporate any new subsidiary or parent undertaking, acquire or dispose of any interest in the share capital (or instruments convertible into share capital) of any other company or body corporate or acquire or dispose of the whole or a material part of the undertaking, property or assets of any such entity;

(v)	otherwise than pursuant to the terms of any Other Agreement, grant to any third party any right, title or interest in any intellectual property owned or licensed to the Company;

(w)	terminate, effect any material amendment to or serve any notice pursuant to the terms of any Other Agreement;

(x)	institute any legal proceedings, submit any dispute to arbitration or settle any dispute involving the Company;

(y)	enter into any proceedings or decide to defend any proceedings (in any office or jurisdiction) relating to any Patent or patent application of the Company; or

(z)	appoint a Business Development Manager.

5.2	Where the context admits the expression the “Company” where used in Clause 5.1 includes each subsidiary of the Company from time to time (if any) to the intent and effect that the provisions of Clause 5.1 shall apply in relation to each subsidiary as they apply in relation to the Company.

6.	FINANCE FOR THE COMPANY

6.1	The Company shall be financed initially by the proceeds of the share subscriptions referred to in Clause 2.3 and thereafter as set out in this Clause 6. If KSB fails to make payments to the Company as required by Clause 2.3 or, if KSB is obliged to subscribe for additional shares pursuant to Clause 6.3, as required by Clause 6.3 within 10 Business Days of the date by which such payment is stated to be payable, BBT, by written notice to KSB may require that the Company be wound up in which case Clause 18.3 shall apply.

6.2	Each of KSB and BBT will provide management time and resources pursuant to the Services Agreement and the Facilities Agreement respectively.

6.3	The Company hereby grants to KSB an option, to be exercised at any time during the Initial Term by giving written notice to the Company, to subscribe for a further 22,500 A Shares and KSB agrees and undertakes with BBT that subject to the Company achieving the First Year Milestones and providing that there has been no material breach of the

Warranties it shall subscribe for such A Shares on 1 June 2002 (or such other date as the parties may agree) in either case at a purchase price per share equal to:

x
22,500

where;

x	is the working capital requirements of the Company for the Second Year as set out in the Budget for the Second Year agreed pursuant to Clause 7 or if such budget has not been agreed or automatically adopted at the time of the subscription, the Outline Budget (being, for the avoidance of doubt, £400,000)

and on such subscription by KSB, the Company shall allot such A Shares to KSB and, unless the parties otherwise agree taking into account the cash flow requirements of the Company as forecast by the Budget for the Second Year, KSB shall pay the subscription price for such A Shares in four equal installments as follows:

(a)	as to the first installment, on the date of allotment and on receipt of such payment each A Share allotted pursuant to this Clause 6.3 shall be credited as paid up as to 25% of the subscription price for such share;

(b)	as to the second installment, three months after the date of allotment (or if such date is not a Business Day the next following Business Day) and on receipt of such payment each A Share allotted pursuant to this Clause 6.3 shall be credited as paid up as to 50% of the subscription price for such share;

(c)	as to the third installment, six months after the date of allotment (or if such date is not a Business Day the next following Business Day) and on receipt of such payment each A Share allotted pursuant to this Clause 6.3 shall be credited as paid up as to 75% of the subscription price for such share; and

(d)	as to the final installment, nine months after the date of allotment (or if such date is not a Business Day the next following Business Day) and on receipt of such payment each A Share allotted pursuant to this Clause 6.3 shall be credited as paid up in full.

6.4	If KSB elects to replace any Target in accordance with Clause 4.4 of the KSB Services Agreement, KSB and BBT shall discuss in good faith how the Science Plan and the Budget (whether for the First Year or the Second Year) should be amended to accommodate such replacement, including the additional funds required by the Company and any extension of the Initial Term reasonably required to enable the Company to develop a Library (as defined in the Services Agreement) for such replacement Target. The Company and BBT shall not unreasonably refuse to agree to any extension of the Initial Term and any amendment to the Science Plan reasonably required by KSB subject always to KSB agreeing to provide the Company with such additional funds as may be required in accordance with the amended Budget to fund the development of such Library and operation of the Company during the Initial Term (as extended) Provided that in any event the Initial Term shall not without BBT’s consent expire after 31 May 2004.

6.5	KSB may in its sole discretion contribute additional funding in the Initial Term. Any such funding by way of a loan shall be on such terms as KSB and BBT may agree.

6.6	If and to the extent required by third parties, and approved under Clause 5.1, KSB will during the Initial Term procure such guarantees to be given to third parties as may be required to enable the Company to acquire the fixed assets included in the relevant Budget. If any funds are paid by KSB to the Company or any third party pursuant to such arrangements, the amount of such payment shall be deemed to be a loan from KSB to the Company. Any such loan shall, at KSB’s option, be secured on the fixed assets of the Company in relation to which the guarantees were given in priority to any other creditors. The aggregate outstanding liability of KSB to any third party pursuant to this Clause 6.6 (whether actual or contingent) shall not exceed £100,000 at any time unless an increase has been requested by the Company and formally approved by KSB.

6.7	Each of KSB and BBT acknowledge that the intent is that the Company shall by the end of the Initial Term secure sufficient non-recourse funding to continue its Business. The parties shall use their reasonable endeavors to ensure that at the end of the Initial Term or as soon as reasonable practicable thereafter:

(i)	the Company secures third party funding to provide sufficient working capital for the Company without recourse to KSB or BBT;

(ii)	the Company repays any loans advanced to it by KSB together with any interest thereon; and

(iii)	KSB is released from any guarantees or other security given to third parties in connection with the Company.

6.8	If at the end of the Initial Term the Company has not secured sufficient third party funding to allow the Company to continue the Business, KSB and BBT shall discuss in good faith the prospects of the Company and subject to agreement of a new annual Budget and, in the absence of any third party financing, KSB may at its discretion continue to fund the Business. Any such funding shall be by way of a loan on such terms as KSB and BBT may agree. For the avoidance of doubt KSB shall have no obligation to advance monies to the Company after the expiry of the Initial Term and unless the parties hereto are able to agree alternative methods of funding within 20 Business Days of the end of the Initial Term the Company shall be wound up and Clause 18.3 shall apply.

7.	ACCOUNTING AND OTHER MATTERS

7.1	The Company shall at all times maintain accurate and complete accounting and other financial records in accordance with the requirements of all applicable laws and generally accepted accounting principles applicable in the United Kingdom.

7.2	The parties shall ensure that both KSB and BBT and their respective authorized representatives shall be allowed access at all reasonable times to examine the books and records of the Company.

7.3	The Company shall prepare monthly management accounts including profit and loss accounts, balance sheet and cashflow statement and shall send copies to KSB and BBT within 21 days of the end of the month in question.

7.4	The Company shall supply each party with copies of the Company’s audited accounts to be available within 4 months of the end of the relevant financial year.

7.5	The Budget for the First Year shall be in the Agreed Form. Subject to Clause 7.6, not less than 60 days prior to the end of each financial year, the Company shall prepare a draft budget for the following financial year and a draft business plan for the next three financial years and shall provide each of KSB and BBT with a copy of the draft budget and the draft business plan. KSB and BBT will negotiate in good faith to agree the budget and the business plan and on such agreement such budget and business plan with such amendments as agreed by KSB and BBT will be adopted as the Budget and the business plan for such periods.

7.6	The draft budget for the Second Year prepared by the Company shall be based on the Outline Budget and if KSB and BBT are unable to agree an alternative budget prior to the start of the Second Year the Outline Budget shall automatically be adopted as the Budget for the Second Year and each of KSB and BBT shall be deemed to have agreed such budget as the Budget for the Second Year for the purpose of Clause 5.l(d).

7.7	Each Budget shall include:

(a)	an estimate of the working capital requirements contained in a cashflow statement;

(b)	a projected profit and loss account; and

(c)	an operating budget (including estimated capital expenditure requirements) and balance sheet forecast.

7.8	KSB and BBT agree that the bank mandate adopted pursuant to Clause 2.2(vi) shall be revised when the Company is financially independent of KSB and shall be reviewed as and when the Company secures any third party funding.

8.	LISTING AND SALE

Each of KSB and BBT acknowledge that it is their current intention that each party shall realize its investment in the Company by way of a sale of its entire issued share capital or an initial public offering on a mutually agreed exchange within five years of the date of this Agreement

9.	TRANSFER OF SHARES AND RESTRICTION ON ENCUMBRANCES

9.1	Subject to Clause 12, neither BBT nor KSB shall transfer any Shares other than in accordance with the Articles of Association. References in this Clause 9.1 to the transfer of any Shares shall be construed as including a reference to the sale, mortgage, charge, or pledge of, or the creation of any other Encumbrance over, or otherwise parting with the beneficial ownership of such Shares.

9.2	KSB agrees and undertakes to BBT that it will not accept an offer for the purchase of the A Shares that would require BBT (or a Babraham Group Member to whom the B Shares have been transferred in accordance with this Agreement) to sell its shares pursuant to Article 19.1 of the Articles of Association and will procure that no such offer is accepted by a holder of A Shares to whom the A Shares have been transferred in accordance with this Agreement unless the value of the consideration payable to BBT (or such holder of B Shares) for the B Shares is equal to or greater than £900,000.

10.	ADHERENCE BY NEW SHAREHOLDERS

10.1	Subject to Clause 10.2, KSB and BBT agree that no person shall be registered in the Register of Members of the Company unless he is either already a party to this Agreement or he has entered into a deed of adherence in favor of all the other parties to this Agreement in a form approved KSB and BBT, such approval not to be unreasonably withheld or delayed.

10.2	No person who acquires shares through the exercise of options granted pursuant to the Employee Share Option Plan shall if they hold less than 3% of the issued share capital of the Company be required to enter a Deed of Adherence under the terms of this Agreement.

11.	PERFORMANCE AND STATUS OF AGREEMENT

11.1	Each of KSB and BBT shall exercise all voting rights and other powers of control available to them in relation to the Company so as to procure (so far as each is respectively able by the exercise of such rights and powers) that at all times during the term of this Agreement the provisions of this Agreement are duly and promptly observed and given full force and effect according to its spirit and intention.

11.2	If any provisions of the memorandum of association of the Company or Articles of Association at any time conflict with any provisions of this Agreement, this Agreement shall prevail and KSB and BBT shall whenever necessary exercise devoting and other rights and powers available to them to procure the amendment, waiver or suspension of the relevant provision of the memorandum and/or Articles of Association to the extent necessary to permit the Company and its affairs to be administered as provided in this Agreement.

11.3	Each of KSB and BBT agree that any extension of the Initial Term for the purposes of this Agreement shall constitute agreement between them that the Initial Term as defined in the Articles of Association shall be extended to cover the same period.

11.4	Nothing in this Agreement shall constitute a fetter on the statutory powers of the Company.

12.	INSOLVENCY

12.1	Any shareholder shall be deemed to have served a Transfer Notice under Article 18.2 of the Articles of Association immediately before any of the following events taking place in relation to that shareholder:

(a)	if it has a liquidator, receiver, administrator or administrative receiver appointed in respect of the whole or any part of its undertaking or assets;

(b)	if it enters into any arrangement or composition with its creditors or calls a meeting of its creditors in connection with any such proposed arrangement or composition (except for the purposes of a bona fide reconstruction or amalgamation);

(c)	if an order is made or a resolution is passed for its winding up, whether voluntarily or compulsorily (except for the purposes of a bona fide reconstruction or amalgamation); or

(d)	if it ceases or threatens to cease to carry on the whole or substantially the whole of its business.

12.2	The deemed Transfer Notice shall have the same effect as a Transfer Notice, save that:

(i)	the deemed Transfer Notice shall take effect on the basis that it does not identify a proposed purchaser or state a price for the shares and that the Prescribed Price (as defined in Article 18 of the Articles of Association) shall be determined by the Auditors;

(ii)	the Proposing Transferor (as defined in Article 18 of the Articles of Association) shall not have a right of withdrawal following a valuation;

(iii)	if the ongoing shareholder does not accept the offer in the deemed Transfer Notice, the Proposing Transferor shall not have the right to sell the shares to a third party and the Company shall be wound up forthwith upon the ongoing shareholder giving notice in writing to the Company within thirty (30) days from the delivery of the deemed Transfer Notice or written notice of the Prescribed Price, which ever is the later.

12.3	If either KSB or BBT is deemed to have served a Transfer Notice pursuant to Clause 12.1, both KSB and BBT shall be deemed to have consented to the subsequent transfer of the relevant shares for the purposes of Article 17.5 of the Articles of Association.

13.	DEADLOCK

13.1	A deadlock will occur if a resolution is proposed in a duly convened meeting of the board of directors or at a duly convened meeting of the Company, or if a request for approval contemplated by Clause 5.1 is made, and:

(a)	a quorum is not achieved at the meeting other than through the non-attendance of the proposer of the resolution and a quorum is also not achieved at any adjourned meeting; or

(b)	if either (i) KSB or both the A Directors nominated by KSB (or if only one such director is present, that A Director) or (ii) BBT or both the B Directors nominated by BBT (or if only one such director is present, that B Director), (other than in either case the proposing party, or the director or directors nominated by the proposing party) votes against the resolution or abstains from voting; or

(c)	in the case of a request for approval under Clause 5.1, such approval is not forthcoming within 20 Business Days of the date the request is received in writing.

13.2	KSB or BBT may within 30 days of the event that has given rise to the deadlock serve notice (a “Deadlock Notice”) on the other party stating that in its opinion a deadlock has occurred and identifying the matter over which the parties are deadlocked.

13.3	The parties undertake that following service of the Deadlock Notice they shall attempt in good faith to resolve the deadlock promptly by negotiation between senior executives of KSB and BBT. If such senior executives are unable to reach a mutually acceptable resolution of the deadlock within a period of 30 days following the date of the Deadlock Notice, KSB and BBT undertake to submit the matter to the mediation procedures set out in Clause 13.4, upon receipt of a written request (the “Mediation Notice”) therefor by either KSB or BBT within a period of 45 days following the Deadlock Notice.

13.4	If either party by notice in writing under Clause 13.3 invokes mediation, then senior executives from each of KSB and BBT shall mutually agree upon a mediator within England. Each of them shall propose a list of up to five names within 10 Business Days of the date of the Mediation Notice. Each such name proposed shall be of an independent third party with appropriate experience and expertise. If any of the names are the same the parties shall agree upon a mediator from the names they have jointly proposed. If none of the names are the same then the party who initiates mediation shall select a mediator from the list provided by the non-initiating party. All lists of mediators shall include a full resume for each mediator named on the list. The parties shall complete the process of selecting a mediator within 15 Business Days of the date of the Mediation Notice.

13.5	If neither KSB nor BBT elect to appoint a mediator within the stipulated period or they are unable to resolve the deadlock within 30 days from the date of such appointment then this Agreement will terminate and the Company will be wound up in accordance with Clause 18.

14.	CONFIDENTIALITY

14.1	In the course of performance under this Agreement a party may disclose its Confidential Information to the others. All Confidential Information belonging to a party (the “Owner”) shall be maintained in confidence by the others (each a “Recipient”) and shall not be used or disclosed by the Recipient except:

(a)	to an Associate or professional adviser in each case where such disclosure is for a purpose related to the performance of its obligations under this Agreement or any Other Agreement;

(b)	with the prior written consent of the owner of the Confidential Information;

(c)	in relation to the Company’s Confidential Information, BBT or KSB may make disclosures to a third party for the advancement of the business of the Company if and to the extent authorized by the Board.

14.2	The Recipient shall exercise a reasonable degree of care to preserve the confidentiality of the Owner’s Confidential Information. The Recipient shall safeguard the Owner’s Confidential Information against disclosure to third parties, including the Recipient’s employees and persons working or consulting for such party that do not have an established, current need to know such Confidential Information for purposes authorized under this Agreement.

14.3	The obligation of confidentiality contained in this Clause 14 shall not apply to any part of the Owner’s Confidential Information:

(a)	that was at the time of disclosure in the public domain by public use, publication or general knowledge;

(b)	that become general or public knowledge through no fault of the Recipient;

(c)	that was properly obtained by the Recipient from a third party not under a confidentiality obligation to the Owner other than in circumstances where the Recipient has or is obliged to transfer all rights in the Confidential Information to the Owner in accordance with this Agreement or any of the Other Agreements;

(d)	that was documented to have been independently developed by or on behalf of the Recipient without the assistance of the Owner’s Confidential Information, other than in circumstances where the Recipient has or is obliged to transfer all rights in the Confidential Information to the Owner in accordance with this Agreement or any of the Other Agreements; or

(e)	to the extent the same is required to be disclosed by order of any court or governmental authority; provided, however, that the Recipient shall give the Owner prior notice of any such disclosure so as to afford the Owner a reasonable opportunity to seek, at the expense of the Recipient, such protective orders or other relief as may be available in the circumstances.

14.4	No party shall for a period of 5 years from the Effective Date or at any time during the term of this Agreement, disclose the existence or any terms of this Agreement to any third party without the prior, written consent of both KSB and BBT (which consent shall not be unreasonably withheld or delayed), except for such disclosure as may be reasonably necessary to the disclosing party’s bankers, investors, legal or other professional advisors, or in connection with a merger or acquisition, or as may be required by law. On the signing of this Agreement, the parties shall issue a joint announcement in the Agreed Form.

14.5	The obligations of each of the parties in this Clause 14 shall continue without limit in time and notwithstanding termination of this Agreement for any cause.

15.	PUT OPTION

15.1	If:

(a)	each of the Libraries to be developed under the Services Agreement has been delivered to KSB in accordance with the terms thereof; and

(b)	the Company does not during the Initial Term enter into at least one arm’s length commercial contract with a third party to provide services to such third party in connection with the Technology relating to the identification of antibodies against antigens or markers provided by that third party

BBT may by notice in writing served on KSB (the “Put Option Notice”) within 30 days of the expiry of the Initial Term require KSB to acquire all the B Shares for the sum of £900,000.

15.2	Upon receipt of the Put Option Notice, BBT shall become bound to sell and KSB shall become bound to purchase the shares and completion of the sale and purchase shall take place within 5 Business Days of the date of the Put Option Notice at the registered office of the Company when:

(a)	the shares in question shall be sold with full title guarantee;

(b)	BBT shall deliver or procure that there is delivered to KSB a duly completed share transfer form transferring the legal and beneficial ownership of the relevant shares to KSB together with the relevant share certificates and such other documents as KSB may reasonably require to show good title to the shares or to enable it to be registered as the holder of the shares;

(c)	KSB shall transfer to an account nominated by BBT cleared funds for the full amount of the purchase price referred to above.

15.3	For the avoidance of doubt, BBT agrees that it shall not be entitled to serve a Put Option Notice after the date on which BI has served an IP Assignment Notice or if BBT has disposed of any of the B Shares allotted to it pursuant to Clause 2.4 otherwise than to a Babraham Group Member to whom BBT has transferred the B Shares in accordance with Clause 19.2 and that has entered into a deed of adherence in accordance with Clause 10.1.

16.	CALL OPTION

16.1	If BI serves an IP Assignment Notice, KSB may, by serving written notice on BBT within 90 days of the date of the IP Assignment Notice (the “Call Option Notice”), require BBT to transfer the B Shares to KSB for the sum of £900,000.

16.2	Upon receipt of the Call Option Notice, BBT shall become bound to transfer and KSB shall become bound to purchase the B Shares and completion of such transfer shall take place within 5 Business Days of the date of the Call Option Notice when:

(a)	the B Shares shall be sold with full title guarantee;

(b)	BBT shall deliver or procure that there is delivered to KSB a duly completed share transfer form transferring the legal and beneficial ownership of the B Shares to KSB together with the relevant share certificates and such other documents as KSB may reasonably require to show good title to the shares or to enable it to be registered as the holder of the shares;

(c)	KSB shall transfer to an account nominated by BBT cleared funds for the full amount of the purchase price referred to above.

16.3	It is acknowledged that if KSB acquires the B Shares in accordance with Clause 16.2, the Company shall be under no obligation to transfer the BI IP to BI pursuant to the IP Transfer Agreement.

17.	NON SOLICITATION

17.1	Each of KSB, BBT and the Company agree that, during the term of this Agreement, it will not and it shall procure that none of its Associates shall either on its own account or on behalf of any other person, firm or company solicit the employment of or enter into partnership with or appoint as a consultant any person who is then or who has, within the previous twelve months been an officer or employee of any other party to this Agreement.

17.2	For the avoidance of doubt, nothing in Clause 17.1 shall prevent the employment by the Company of Dr. He or the provision of services to the Company by Dr. Taussig pursuant to the Facilities Agreement.

18.	TERMINATION AND LIQUIDATION

18.1	If at any time a resolution is passed for winding up the Company:

(a)	this Agreement shall terminate; and

(b)	where the corporate name of the Company or any part contains any word the same or similar to the corporate name or any distinctive part of the corporate name of the party who is no longer a shareholder, the remaining party shall procure that within 30 days the corporate name of the Company shall be changed so as to exclude such word.

18.2	Termination of this Agreement with respect to any of the parties shall be without prejudice to the rights of either party accrued prior to such termination or under any provision which is expressly stated not to be affected by such termination, including in respect of any prior breach of this Agreement and any rights under Clauses 14, 15, 16, 17, 18, 21, 22, 24, and 27.

18.3	On a winding-up, the parties shall endeavor to agree a suitable basis for dealing with the interests and assets of the Company and shall endeavor to ensure that:

(a)	all existing contracts of the Company are performed so far as resources permit, and that all provisions of any of the Other Agreements which are contemplated to be of effect upon a winding-up of the Company shall be performed;

(b)	no new contractual obligations shall be entered into by the Company;

(c)	the Company shall be wound up as soon as practicable;

(d)	subject to the terms of the Other Agreements the assets (including any Intellectual Property) of the Company shall be sold to realize the value thereof for the benefit of the Company’s creditors and shareholders;

(e)	the capital of the Company shall be distributed in accordance with the Articles of Association.

18.4	If the BI IP is reassigned to BI in accordance with Clause 9.1 of the IP Transfer ‘ Agreement KSB or BBT may, by serving written notice on the other, request that the Company be wound up such request not to be unreasonably refused in which case Clause 18.3 shall apply.

19.	ASSIGNMENT

19.1	Subject to Clause 19.2 the benefit of this Agreement is personal to the parties hereto and shall not be capable of assignment, sub-licensing, sub-contracting or transfer in whole or in part by either party without the prior consent in writing of the other parties.

19.2	Each of BBT and KSB shall subject to the prior written consent of the other party, such consent not to be unreasonably withheld or delayed, be permitted to assign, sublicense, subcontract or transfer all, but not part, of its rights and obligations hereunder to its Associate provided that BBT or KSB (as the case may be) has also transferred to such Associate all its shares in the Company and provided further that if such assignee ceases to be an Associate or ceases to hold such shares, this Agreement shall be transferred to the Associate of BBT or KSB (as the case may be) that does hold such Shares. Without prejudice to their rights hereunder, it is acknowledged that BBT or KSB (as the case may be) may withhold its consent to any such assignment sublicense, subcontract or transfer unless the obligations of the assignee are by BBT or KSB (as the case may be) to the reasonable satisfaction of the shareholder being asked to give its consent to such assignment, sublicense, subcontract or transfer.

20.	WAIVER

20.1	Any agreement to amend, vary or modify the terms of this Agreement in any manner shall be valid only if the amendment, variation or modification is effected in writing and signed by duly authorized representatives of each of the parties hereto.

20.2	No delay by either party in enforcing any of the provisions of this Agreement shall be deemed a waiver of that party’s right subsequently to enforce such provision.

21.	WARRANTIES, ENTIRE AGREEMENT

21.1	BBT warrants and represents to KSB that:

(a)	as of the date of this Agreement (and prior to the transactions contemplated by this Agreement) the Company has not traded and has no assets, contracts or employees or indebtedness or any other liabilities whether actual or contingent, quantified or unquantified, disputed or undisputed or otherwise (other than in respect of formation expenses);

(b)	BI (prior to the execution of the IP Transfer Agreement) is the sole owner of the entire title right and interest in and to the BI IP free and clear from all claims liens, charges, equities, encumbrances, licenses and adverse rights of any description;

(c)	BBSRC has as sole beneficial owner by assignments dated 18th May 2001 and pursuant to the Settlement Agreement assigned to BI all right, title and interest in and to the said BI IP free from any encumbrance or claim whatsoever;

(d)	so far as BBT is aware, the contents of a letter dated 11th June 2001 from BBSRC to BI, BBT, KSB and the Company are true and accurate;

(e)	BBT is not aware of any matter or circumstance, act or omission (whether of any Babraham Group Member, BBSRC or any third party) which may in any manner prevent or restrict the performance by BBSRC of its obligations under the Settlement Agreement in so far as the same may affect any part of the BI IP or which may permit termination by BBSRC of the Settlement Agreement in accordance with its terms;

(f)	so far as it is aware, the development, use and exploitation of the BI IP by the Company in the Field in accordance with the Science Plan will not infringe any intellectual property rights of any third party or give rise to any obligation to pay any royalty, fee, compensation or any other compensation whatsoever other than an obligation that has been disclosed to the Company and discharged in full prior to the Effective Date provided that KSB acknowledges that BBT has disclosed information relating to intellectual property of third parties relevant to the Field as set out in Schedule 4 of the IP Transfer Agreement;

(g)	none of the said BI IP is or has been subject to any challenge or attack by a third party or competent authority, none of BI, BBSRC or any Babraham Group

Member or the Company is a party to any legal action or proceedings concerning the BI IP and so far as BBT is aware no claim has been made or any such action or proceedings threatened; and

(h)	no third party has by reason of any prior contract, funding arrangement or otherwise any right, title or interest in the BI IP or any claim to payment or other compensation in respect of the use or exploitation of the BI IP.

21.2	BBT acknowledges that KSB has relied on the Warranties in agreeing to subscribe for Shares in the Company pursuant to this Agreement and subject to Clauses 21.3 and 21.4 BBT shall indemnify KSB and its directors, officers, employees and agents and defend and save each of them harmless, from and against any and all losses, damages, liabilities, costs and expenses arising from or occurring as a result of a breach of the Warranties.

21.3	BBT shall not have any liability to KSB for a breach of the Warranties if and to the extent that the same event or circumstance has given rise to a claim by the Company against BI under the warranties contained in the IP Transfer Agreement and BI has indemnified the Company against the losses, damages, liabilities, costs and expenses giving rise to such claim. The aggregate liability of BBT in respect of any claims by KSB for a breach by BBT of the Warranties shall be limited to the amount that KSB has or is required to pay to the Company as subscription monies for A Shares pursuant to Clauses 2.3 and 6.3 less an amount equal to 50% of any amount that BI has paid to the Company pursuant to a claim by the Company for breach of the warranties set out in Clause 3 of the IP Transfer Agreement.

21.4	BBT shall in no circumstances be liable to KSB for any “Consequential Loss”; Consequential Loss means loss of profit, loss of business and like loss, whether direct or indirect.

21.5	This Agreement, together with all the Other Agreements, shall constitute the entire agreement between the parties and shall supersede any other agreement between the parties whether written or oral with respect to the subject matter of this Agreement.

21.6	Each party acknowledges that in entering into this Agreement it does not do so on the basis of and does not rely on any representation, warranty or other provision except as expressly provided in this Agreement or any Other Agreements and all conditions, warranties and other terms implied by statute or common law are hereby excluded to the fullest extent permitted by law Provided that nothing in this Agreement shall be construed as limiting or excluding liability for fraud.

22.	SEVERANCE

22.1	If any term or provision of any part thereof contained herein shall be declared or become unenforceable, invalid or illegal in any respect under the law of any relevant jurisdiction:

(a)	such term or provision or part thereof shall be deemed to have been severed from the remaining terms of this Agreement and the terms and conditions hereof shall remain in full force and effect as if this Agreement had been executed without the offending provision appearing herein; and

(b)	the parties shall endeavor to agree an amendment which to the fullest extent possible will give lawful effect to their intentions as expressed in any term or provision severed under Clause 22.l(a).

23.	COUNTERPARTS

The Agreement may be executed in more than one counterpart and shall come into force once each party has executed a counterpart in identical form and exchanged it with the other party.

24.	NOTICES

24.1	All notices required to be served by the parties to this Agreement under the terms hereof shall be sufficiently served if dispatched by first class post to the addresses of each of the parties set out below:

KSB:

1st Floor

20 Bedford Road

Guildford GU1 4SJ

Attention:        Ian Miscampbell, Finance Director

BBT:

Babraham Hall,

Babraham,

Cambridge CB2 4AT

Attention:        The Company Secretary

And any modification or amendment to such address must itself be notified in writing to the other party in accordance with the terms of this Clause.

24.2	It shall be permitted for notices to be served hereunder by facsimile transmission and for this purpose the following fax numbers shall apply:

KSB: 01483 455444

BBT: 01223 496020

Provided that such notice shall be confirmed by written notice sent by post.

24.3	In the absence of proof to the contrary, notice shall be deemed served:

(a)	in the event of notice served under 24.1 above if properly sent and addressed two (2) Business Days after the time of dispatch; and

(b)	in the event of notice served under Clause 24.2 if properly sent and addressed and, where evidence of transmission is available, two (2) working hours after the time of transmission.

25.	THIRD PARTY RIGHTS

No term of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party, but this does not affect any right or remedy of a third party which exists or is available apart from under that Act.

26.	STATUS

26.1	No party is authorized to act as the agent of any other for any purpose whatsoever and no party shall on behalf of any other enter into or make, or purport to enter into or make or represent that it has any authority to enter into or make any representation or warranty.

26.2	Nothing in this Agreement shall be deemed to constitute a partnership between the parties and neither of the parties shall do or suffer to be done anything whereby it might be represented as a partner of the other party.

26.3	Each of the parties shall bear its own cost and expenses incidental to the preparation, negotiation and execution of this Agreement.

27.	LAW AND JURISDICTION

27.1	Any controversy or claim of whatsoever nature arising out of or relating in any manner whatsoever to this Agreement or any breach of any terms of this Agreement shall be governed by and construed in all respects in accordance with the laws of England.

27.2	Each party hereby irrevocably acknowledges and agrees that the Courts of England shall have exclusive jurisdiction to resolve any controversy or claim of whatsoever nature arising out of or relating in any manner to this Agreement any terms of this Agreement or any breach of this Agreement or any such terms.

AS WITNESS the duly authorized representatives of each of the parties the day and year first above written.

SIGNED by for and on behalf of EVER 1484 LIMITED in the presence of:	) ) ) )	/s/ W. Kenneth Lang

SIGNED by for and on behalf of KS BIOMEDIX HOLDINGS PLC in the presence of:	) ) ) )	/s/

SIGNED by for and on behalf of BABRAHAM BIOSCIENCE TECHNOLOGIES LIMITED in the presence of:	) ) ) )	/s/